UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2007

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On January 9, 2007, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended November 30, 2006. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2007 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2007 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 12, 2007

EXFO Reports Significant Year-over-Year Increases in Sales, Net Earnings and Gross Margin

▪	Sales increase 31.4% to $35.5 million from $27.0 M in Q1 2006
▪	GAAP net earnings reach $3.5 million vs. $0.4 million in Q1 2006, best quarter in six years
▪	Gross margin improves to 57.2% compared to 55.4% in Q1 2006, best quarter in five years
▪	Five new products launched, including 10 GigE module for FTB-200 Compact Platform

QUEBEC CITY, CANADA, January 9, 2007—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today significant year-over-year growth in sales, net earnings and gross margin for the first quarter ended November 30, 2006.

Sales increased 31.4% to US$35.5 million in the first quarter of fiscal 2007 from US$27.0 million in the first quarter of 2006, but decreased 0.5% from US$35.7 million in the fourth quarter of 2006. Excluding Consultronics, which was acquired in January 2006, sales increased organically 21.8 % year-over-year. Net bookings improved by 21.0% year-over-year to US$37.0 million for a book-to-bill ratio of 1.04 in the first quarter of fiscal 2007 from US$30.6 million in the same period last year and 13.3% from US$32.6 million in the fourth quarter of 2006.

Gross margin increased to its highest level in five years to 57.2% of sales in the first quarter of fiscal 2007 from 55.4% in the first quarter of 2006 and 54.3% in the fourth quarter of 2006.

GAAP net earnings in the first quarter of fiscal 2007 totaled US$3.5 million, or US$0.05 per diluted share, compared to US$0.4 million, or US$ 0.01 per diluted share, in the same period last year and US$2.9 million or US$0.04 per diluted share, in the fourth quarter of 2006. GAAP net earnings in the first quarter of fiscal 2007 included US$0.9 million in amortization of intangible assets and US$0.3 million in stock-based compensation costs.

“We continue to execute our profitable growth strategy with solid year-over-year progression in terms of sales, gross margin and net earnings, without sacrificing our long-term plan as we keep strengthening our global sales organization and accelerating our new product development programs,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “Within our Telecom Division, our protocol business unit, which generated more than 80% sales growth from 2005 to 2006, continued to demonstrate solid traction in the first quarter on the strength of our strong product offering, accelerating roadmap and developments in the triple-play test market. Overall, the sale of new products contributed about one-third to our revenues in the first quarter, while five new test solutions were released with several major product launches still to come. Given these data points, I am optimistic about the full fiscal year and our long-term prospects.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q1 2007	Q4 2006	Q1 2006
	(unaudited)	(unaudited)	(unaudited)
Sales:
Telecom Division	$29,522	$30,111	$22,076
Life Sciences and Industrial Division	6,025	5,622	4,968
Total	$35,547	$35,733	$27,044

Earnings from operations:
Telecom Division	$1,803	$1,275	$488
Life Sciences and Industrial Division	956	1,088	195
Total	$2,759	$2,363	$683

Other selected information:
GAAP net earnings	$3,533	$2,910	$355
Amortization of intangible assets	$882	$1,043	$1,221
Stock-based compensation costs	$285	$213	$274

Operating Expenses
Selling and administrative expenses amounted to US$11.5 million, or 32.5% of sales, in the first quarter of fiscal 2007 compared to US$9.1 million, or 33.5% of sales, in the same period last year and US$10.9 million, or 30.4% of sales, in the fourth quarter of 2006.

Gross research and development expenses totaled US$5.5 million, or 15.5% of sales, in the first quarter of fiscal 2007 compared to US$4.0 million, or 14.8% of sales, in the first quarter of 2006 and US$5.2 million, or 14.6% of sales, in the fourth quarter of 2006.

Net R&D expenses totaled US$4.4 million, or 12.2% of sales, in the first quarter of fiscal 2007 compared to US$3.1 million, or 11.6% of sales, in the same period last year and US$4.3 million, or 12.0% of sales, in the fourth quarter of 2006.

First-Quarter Business Highlights
Market expansion — EXFO delivered sales growth of 31.4% year-over-year due to market-share gains in optical testing, the contribution from Consultronics’ offering in xDSL, IPTV and VoIP testing, increased success of the company’s protocol test solutions, as well as accelerated traction from select products in the Life Sciences and Industrial Division. This sales performance is aligned with the company’s objective to achieve at least 20% revenue growth year-over-year for fiscal 2007.

Profitability — EXFO generated GAAP net earnings of $3.5 million, or $0.05 per diluted share, which includes a charge of US$0.02 per diluted share for amortization of intangible assets and stock-based compensation costs. Profitability was positively affected by an increase in the company’s gross margin in the first quarter. In terms of earnings from operations, it reached 7.8% in the first quarter versus the company’s stated goal of 7% for the fiscal year.

Innovation —EXFO launched five new products in the first quarter including a 10 Gigabit Ethernet test module for the FTB-200 Compact Platform; a new software suite for its 1/10 Gigabit Ethernet test modules on the FTB-200, FTB-400 and IQS-500 test platforms; an IPTV quality-of-service (QoS) assessment package for the CoLT-450P DSL test set; the next-generation Cable Assembly and Component Test System for production testing of short fiber assemblies and fiber-to-the-x (FTTx) components; as well as FiberFinder™, a new breed of test instrument for the efficient and safe management of high-count, live and dark optical fibers. Sales from products that have been on the market for two years or less represented 32.8% of total sales in the first quarter of fiscal 2007, while the company’s published goal is 35% for the fiscal year.

Business Outlook
EXFO forecasted sales between US$34.0 million and US$37.0 million and GAAP net earnings between US$0.02 and US$0.05 per diluted share for the second quarter ending Feb. 28, 2007. GAAP net earnings include US$0.01 per diluted share in amortization of intangible assets and stock-based compensation costs.

“We are maintaining sales guidance between $34 and $37 million despite a typically weak start of a new calendar year, which indicates our confidence in reaching our growth metric of 20% or more for fiscal 2007,” Mr. Lamonde added.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2007. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-5690. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on January 16, 2007. The replay number is 1-402-977-9141 and the reservation number is 21310947. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents the majority of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its PC/Windows-based modular FTB-200; FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions. For more information about EXFO, visit www.EXFO.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at November 30, 2006	As at August 31, 2006

	(unaudited)

Assets

Current assets
Cash	$7,741	$6,853
Short-term investments	103,573	104,437
Accounts receivable
Trade, less allowance for doubtful accounts of $451 ($451 as at August 31, 2006)	22,910	20,891
Other	1,815	2,792
Income taxes and tax credits recoverable	2,149	2,201
Inventories (note 3)	23,496	24,623
Prepaid expenses	1,358	1,404

	163,042	163,201

Income taxes and tax credits recoverable	859	476

Property, plant and equipment	16,789	17,392

Intangible assets	9,793	10,948

Goodwill	26,317	27,142

	$216,800	$219,159
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 4)	$16,798	$17,337
Deferred revenue	1,877	1,772
Current portion of long-term debt	105	107

	18,780	19,216

Deferred revenue	2,881	2,632

Government grants	678	723

Long-term debt	317	354

	22,656	22,925

Contingency (note 5)

Shareholders’ Equity

Share capital	149,089	148,921
Contributed surplus	4,011	3,776
Retained earnings (note 6)	3,533	−
Cumulative translation adjustment	37,511	43,537

	194,144	196,234

	$216,800	$219,159

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,

	2006	2005

Sales	$35,547	$27,044

Cost of sales (1,2)	15,229	12,064

Gross margin	20,318	14,980

Operating expenses
Selling and administrative(1)	11,542	9,058
Net research and development(1) (note 7)	4,354	3,122
Amortization of property, plant and equipment	781	896
Amortization of intangible assets	882	1,221

Total operating expenses	17,559	14,297

Earnings from operations	2,759	683

Interest income	1,172	555
Foreign exchange gain (loss)	383	(318)

Earnings before income taxes	4,314	920

Income taxes (note 8)	781	565

Net earnings for the period	$3,533	$355

Basic and diluted net earnings per share	$0.05	$0.01

Basic weighted average number of shares outstanding (000’s)	68,775	68,571

Diluted weighted average number of shares outstanding (000’s) (note 9)	69,385	69,058

(1) Stock-based compensation costs included in:
Cost of sales	$34	$42
Selling and administrative	197	181
Net research and development	54	51
	$285	$274

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings (Deficit)
and Contributed Surplus

(in thousands of US dollars)

Retained earnings (Deficit)
	Three months ended November 30,

	2006		2005

Balance - Beginning of period (note 6)	$	−	$(381,846)

Add
Net earnings for the period		3,533	355

Balance - End of period		$3,533	$(381,491)

Contributed surplus
	Three months ended November 30,

	2006	2005

Balance - Beginning of period	$3,776	$2,949

Add (deduct)
Stock-based compensation costs	282	274
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(47)	−

Balance - End of period	$4,011	$3,223

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,

	2006	2005

Cash flows from operating activities
Net earnings for the period	$3,533	$355
Add (deduct) items not affecting cash
Discount on short-term investments	414	171
Stock-based compensation costs	285	274
Amortization	1,663	2,117
Deferred revenue	494	293
Government grants	(22)	−

	6,367	3,210
Change in non-cash operating items
Accounts receivable	(3,035)	(3,193)
Income taxes and tax credits	(418)	(288)
Inventories	381	(1,133)
Prepaid expenses	2	(116)
Accounts payable and accrued liabilities	36	2,418

	3,333	898
Cash flows from investing activities
Additions to short-term investments	(194,266)	(131,375)
Proceeds from disposal and maturity of short-term investments	191,503	132,399
Additions to property, plant and equipment and intangible assets	(811)	(635)
Net proceeds from disposal of property, plant and equipment	1,228	−

	(2,346)	389
Cash flows from financing activities
Repayment of long-term debt	(27)	(32)
Exercise of stock options	121	19

	94	(13)

Effect of foreign exchange rate changes on cash	(193)	94

Change in cash	888	1,368

Cash - Beginning of period	6,853	7,119

Cash - End of period	$7,741	$8,487

The accompanying notes are an integral part of these consolidated financial statements.

1.	Interim financial information

The financial information as at November 30, 2006 and for the three-month periods ended November 30, 2005 and 2006 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.	New accounting standards and pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments - Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments - Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. Although the final adjustments will be based on the financial instruments that the company will be a party to on the adoption date, the company is currently assessing the effects of these new standards and impacts consistent with the adjustments described under note 20 item b) of the company’s most recent annual consolidated financial statements are expected.

3.	Inventories

	As at November 30, 2006	As at August 31, 2006

	(unaudited)

Raw materials	$12,758	$14,353
Work in progress	1,310	1,043
Finished goods	9,428	9,227

	$23,496	$24,623

4.	Accounts payable and accrued liabilities

	As at November 30, 2006	As at August 31, 2006

	(unaudited)

Trade	$9,027	$7,487
Salaries and social benefits	4,847	5,991
Warranty	855	1,006
Commissions	751	835
Restructuring charges	314	691
Other	1,004	1,327

	$16,798	$17,337

Changes in the warranty provision are as follows:

	Three months ended November 30,

	2006	2005

	(unaudited)

Balance - Beginning of period	$1,006	$725
Provision	270	249
Settlements	(421)	(158)

Balance - End of period	$855	$816

Changes in the restructuring charges payable are as follows:

	Balance as at August 31, 2006	Payments	Balance as at November 30, 2006

		(unaudited)	(unaudited)
Fiscal 2006 plan
Severance expenses	$631	$(357)	$274

Fiscal 2003 plan
Exited leased facilities	60	(20)	40

Total for all plans	$691	$(377)	$314

5.	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005.  A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court.

The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of "focus cases" rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.  Because the company's settlement with the plaintiffs involves the certification of the case as a class action as part of the approval process, the impact of the Court of Appeals' ruling on the company's settlement is unclear.

If the court determines that the settlement is fair to the class members, and that the settlement classes can be certified, the settlement will be approved. The settlement provides that, if the plaintiffs do not obtain any recovery from the underwriter defendants, the members of the class action would receive an amount not expected to exceed $2,507,678. Any direct financial impact plus any legal fees are expected to be borne by the company’s insurance carriers. However, there can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at November 30, 2006.

6.	Elimination of deficit

On August 31, 2006, upon the approval of the Board of Directors on that date, the company eliminated its deficit of $373,711,000 against its share capital.

7.	Net research and development expenses

	Three months ended November 30,

	2006	2005

	(unaudited)

Gross research and development expenses	$5,509	$4,006
Research and development tax credits and grants	(1,155)	(884)

	$4,354	$3,122

8.	Income taxes

During the three months ended November 30, 2005 and 2006, the company recorded income taxes of $565,000 and $781,000, respectively. Most of these income taxes represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

The company records a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This caused its income tax rate to be distorted in relation to its pre-tax accounting income.

9.	Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,

	2006	2005

	(unaudited)

Basic weighted average number of shares outstanding (000’s)	68,775	68,571
Plus dilutive effect of:
Stock options (000’s)	435	426
Restricted share units (000’s)	132	37
Deferred share units (000’s)	43	24

Diluted weighted average number of shares outstanding (000’s)	69,385	69,058

Stock awards excluded from the calculation of the diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,444	1,803

10.	Segment information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

The following tables set out information by segment:

	Three months ended November 30, 2006

	Telecom Division	Life Sciences and Industrial Division	Total

		(unaudited)

Sales	$29,522	$6,025	$35,547
Earnings from operations	$1,803	$956	$2,759
Unallocated items
Interest income			1,172
Foreign exchange gain			383
Earnings before income taxes			4,314
Income taxes			781
Net earnings for the period			$3,533

	Three months ended November 30, 2005

	Telecom Division	Life Sciences and Industrial Division	Total

		(unaudited)

Sales	$22,076	$4,968	$27,044
Earnings from operations	$488	$195	$683
Unallocated items
Interest income			555
Foreign exchange loss			(318)
Earnings before income taxes			920
Income taxes			565
Net earnings for the period			$355

Total assets by reportable segment are detailed as follows:

	As at November 30, 2006	As at August 31, 2006

	(unaudited)
Total assets
Telecom Division	$91,964	$93,853
Life Sciences and Industrial Division	10,514	11,339
Unallocated assets	114,322	113,967

	$216,800	$219,159

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

11.	Stock-based compensation

On September 1, 2003, the company adopted the amendment made to the CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, employee stock awards granted on or after September 1, 2003, were accounted for using the fair value-based method. However, if the fair value-based method had been applied to employee stock awards granted prior to September 1, 2003, and outstanding as at November 30, 2005, the pro forma net earnings per share would have been lower than the net earnings per share for the three months ended November 30, 2005, by $0.01.

12.	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Comprehensive income (loss) under U.S. GAAP

Comprehensive income (loss) under U.S. GAAP is as follows:

	Three months ended November 30,

	2006	2005

	(unaudited)

Net earnings for the period in accordance with Canadian GAAP and U.S. GAAP	$3,533	$355

Other comprehensive income (loss)
Foreign currency translation adjustment	(5,832)	3,048
Unrealized gains (losses) on forward exchange contracts	(2,075)	1,097
Reclassification of realized gains on forward exchange contracts in net earnings	(736)	(435)

Comprehensive income (loss) under U.S. GAAP	$(5,110)	$4,065

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at November 30, 2006	As at August 31, 2006

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$194,144	$196,234
Forward exchange contracts	2,640	5,451
Goodwill	(11,750)	(11,908)

Shareholders’ equity in accordance with U.S. GAAP	$185,034	$189,777

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2006:

	Share capital	Contributed surplus	Deficit	Deferred stock-based compensation costs	Other capital	Accumulated other comprehensive income	Shareholders’ equity

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Balance as at August 31, 2006	$598,421	$1,537	$(458,944)	$(1,371)	$5,504	$44,630	$189,777

Net earnings for the period	-	-	3,533	-	-	-	3,533
Stock-based compensation costs	-	-	-	(347)	593	-	246
Foreign currency translation adjustment	-	-	-	-	-	(5,832)	(5,832)
Unrealized losses on forward exchange contracts	-	-	-	-	-	(2,811)	(2,811)
Exercise of stock options	121	-	-	-	-	-	121
Reclassification of stock-based compensation costs upon exercise of stock awards	47	-	-	-	(47)	-	-

Balance as at November 30, 2006	$598,589	$1,537	$(455,411)	$(1,718)	$6,050	$35,987	$185,034

Accumulated other comprehensive income is comprised of the following:

	As at November 30, 2006	As at August 31, 2006

	(unaudited)

Foreign currency translation adjustment
Current period	$(5,832)	$12,322
Cumulative effect of prior periods	39,179	26,857
	33,347	39,179
Unrealized gains on forward exchange contracts
Current period	(2,811)	2,514
Cumulative effect of prior periods	5,451	2,937
	2,640	5,451

	$35,987	$44,630

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $536,000 and $771,000 for the three months ended November 30, 2005 and 2006, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three months ended November 30, 2005 and 2006, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

New accounting standards and pronouncements

In May 2005, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or error corrections in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company will adopt this interpretation on September 1, 2007, and is currently assessing the impact its adoption will have on its financial statements.

On September 15, 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008 and has not yet assessed the impact its adoption will have on its financial statements.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward- looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate”, “continue” or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors, including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses and to operate and manage businesses in foreign countries; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commission. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as at the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated January 5, 2007.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most network service providers (NSPs) are increasing capital expenditures to upgrade their networks for converged Internet protocol (IP) services and triple-play (voice, data and video) offerings. These market forces create needs for differentiated test solutions to help NSPs accelerate deployment and ensure service quality in their network build-outs.

With the ongoing globalization of the world’s economy and the emergence of new consumer markets, NSPs are poised to capitalize on growing demand for communications and entertainment services. In 2006, some smaller telecom operators launched broadcast-quality video services based on IP communications. This technology, better known as IPTV, allows telephone companies (telcos) to efficiently offer TV, HDTV and interactive TV services to their broadband subscribers. Tier-1 and Tier-2 telcos are expected to launch similar IPTV services on a large-scale basis starting in calendar 2007. While Web-based streaming video is offered for free on a best-effort basis, IPTV, whom many regard as the broadband “killer application,” will require a high level of performance to ensure a quality user experience. NSPs, after all, don’t want customer churn to prevent a meaningful return on their massive investments.

To deliver a wide range of differentiated IP services, NSPs will continue transforming their legacy, circuit-switched networks into highly efficient, flexible and scalable packet-based IP architectures. Telcos and cablecos have already proven that they can generate significant revenues from higher-margin services on hybrid networks, while reducing operating costs. IPTV should only accelerate the migration towards fully converged, IP-based networks, since it typically allows NSPs to nearly double average revenue per user (ARPU).

The increasing reliance on telecom and IP-related services will continue driving bandwidth consumption, thus pushing the deployment of fiber deeper into access networks. Competition between telcos and cablecos has intensified as triple-play offerings are announced almost daily. Hybrid architectures combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will keep expanding worldwide, since this is the quickest and least expensive method to increase bandwidth. To remain competitive with cablecos, telcos are migrating from former asymmetric digital subscriber line (ADSL), to current ADSL2+, and onto future very-high-data-rate digital subscriber line 2+ (VDSL2+) technologies as interoperability becomes a reality. Telcos, however, will increasingly opt for all-fiber, passive optical network (PON)-based architectures (fiber-to-the-premises, or FTTP) to meet heightened bandwidth requirements and to future-proof their networks. These decisions will apply not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN and cost of deployments are falling. We are still in the early stages of building access networks around the world.

Metro network deployments, taking advantage of carrier-grade Ethernet and metro-Ethernet technologies, are moving ahead to handle large increases in bandwidth consumption in access networks. These network upgrades, in turn, will eventually place a strain on long-haul networks, where excess capacity created by massive overspending in the late-90s is gradually being consumed. NSPs are more than ever committed to deploying next-generation SONET/SDH transport technologies, while 40 Gb/s deployments are not far behind.

These key market trends affected multiple segments of the global telecommunications supply chain in the first quarter of fiscal 2007. Nevertheless, system vendors benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP networking and/or FTTx applications.

COMPANY OVERVIEW

We reported sales of $35.5 million in the first quarter of fiscal 2007, which represented an increase of 31.4% year-over-year. Our corporate performance metric for sales growth (not guidance) in fiscal 2007 was established at 20% year-over-year. Sales during the first quarter of fiscal 2007 included those of Consultronics Limited, a leading supplier of xDSL, IPTV and VoIP test equipment for copper-based broadband access networks, which was integrated into our Telecom Division following the closing of the acquisition in January 2006; this contributed to increase our sales more significantly during the first quarter of fiscal 2007, compared to the same period last year. Excluding these sales, we would have reported organic growth of 21.8% year-over-year.

Looking at the bottom line, we generated GAAP net earnings of $3.5 million, or $0.05 per diluted share, in the first quarter of fiscal 2007 compared to $0.4 million, or $0.01 per diluted share, in the same period of 2006. Net earnings per share in the first quarter of 2007 included charges of $0.02 for amortization of intangible assets and stock-based compensation costs. In terms of earnings from operations, they reached 7.8% in the first quarter of fiscal 2007 compared to our stated goal of 7% for the whole fiscal year.

During the first quarter of fiscal 2007, we launched five new products including the compatibility of our 10 Gigabit Ethernet test module with our FTB-200 Compact Platform; a suite of new software features for our FTB-8510 Packet Blazer and IQS-8510 Packet Blazer Ethernet test modules; an IPTV quality-of-service (QoS) software assessment package for our CoLT-450P DSL test set; a next-generation cable assembly and component test system for production testing of short fiber assemblies and fiber-to-the-x (FTTx) components; and FiberFinder™, a new product category for the efficient and safe management of live and dark optical fibers. Sales derived from products that have been on the market two years or less represented 32.8% of total sales in the first quarter of fiscal 2007, while our published goal is 35% for the whole fiscal year.

During the first quarter of fiscal 2007, we implemented SAP at the Toronto, Canada and the Southampton, United Kingdom facilities of our newly acquired Consultronics.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2007, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that will be adopted in fiscal 2008.

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments - Recognition and Measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity".

Section 3855 expands on Section 3860, "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and on the hedging guidance in Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. We will adopt these new standards on September 1, 2007. Although the final adjustments will be based on the financial instruments that we will be a party to on the adoption date, we are currently assessing the effects of these new standards and impacts consistent with the adjustments described under note 20 item b) of our most recent annual consolidated financial statements are expected.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the three months ended November 30, 2005 and 2006, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 12 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended November 30,		Three months ended November 30,

	2006	2005	2006	2005
	(unaudited)		(unaudited)
Consolidated statements of earnings data:
Sales	$35,547	$27,044	100.0%	100.0%
Cost of sales (1)	15,229	12,064	42.8	44.6
Gross margin	20,318	14,980	57.2	55.4
Operating expenses
Selling and administrative	11,542	9,058	32.5	33.5
Net research and development	4,354	3,122	12.2	11.6
Amortization of property, plant and equipment	781	896	2.2	3.3
Amortization of intangible assets	882	1,221	2.5	4.5
Total operating expenses	17,559	14,297	49.4	52.9
Earnings from operations	2,759	683	7.8	2.5
Interest income	1,172	555	3.3	2.1
Foreign exchange gain (loss)	383	(318)	1.1	(1.2)
Earnings before income taxes	4,314	920	12.2	3.4
Income taxes	781	565	2.2	2.1
Net earnings for the period	$3,533	$355	10.0%	1.3%

Basic and diluted net earnings per share	$0.05	$0.01

Segment information:
Sales:
Telecom Division	$29,522	$22,076	83.1%	81.6%
Life Sciences and Industrial Division	6,025	4,968	16.9	18.4
	$35,547	$27,044	100.0%	100.0%

Earnings from operations:
Telecom Division	$1,803	$488	5.1%	1.8%
Life Sciences and Industrial Division	956	195	2.7	0.7
	$2,759	$683	7.8%	2.5%

Research and development data:
Gross research and development	$5,509	$4,006	15.5%	14.8%
Net research and development	$4,354	$3,122	12.2%	11.6%

(1) The cost of sales is exclusive of amortization, shown separately.

SALES

For the three months ended November 30, 2006, our global sales increased 31.4% to $35.5 million from $27.0 million for the same period last year, with an 83%-17% split in favor of our Telecom Division (82%-18% in 2006).

Telecom Division

For the three months ended November 30, 2006, our Telecom Division sales increased 33.7% to $29.5 million from $22.1 million for the same period last year.

During the first quarter of fiscal 2007, we posted significant organic growth due to market-share gains in optical testing and continued spending in access networks fuelled by the competitive dynamic between North American telephone and cable companies.

In addition, Consultronics, which we acquired in January 2006, contributed to the increase in our telecom sales year-over-year, although sales of Consultronics products were lower than at the time of the acquisition as a result of the sales integration process that has taken longer than expected and the fact that we discontinued some of their product lines. However, we expect sales of these test solutions to increase over time as the integration process is now completed. In addition, these solutions are now better leveraged by our global sales channels and we are also developing and launching new products that will integrate Consultronics’ core knowledge and intellectual property. Excluding Consultronics’ sales, our organic growth would have reached 21.9% year-over-year.

Finally, during the first quarter of fiscal 2007, we benefited from a significant increase in the demand for our protocol test solutions, which also contributed to increase our telecom sales year-over-year. Sales of our protocol test solutions increased to their highest historical levels in the first quarter of fiscal 2007, representing more than 10% of our telecom sales. Based on these data points and given the much larger addressable market for protocol test solutions, we believe that protocol revenues should grow faster than our optical revenues. On a medium- and long-term basis, we anticipate that revenues from these segments will eventually be equal.

Life Sciences and Industrial Division

For the three months ended November 30, 2006, sales of our Life Sciences and Industrial Division increased 21.3% to $6.0 million from $5.0 million for the same period last year. The increase in sales in the first quarter of fiscal 2007, compared to the same period last year, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market.

Net Bookings

Overall, for the two divisions, net accepted orders increased 21.0% to $37.0 million in the first quarter of fiscal 2007 from $30.6 million for the same period last year. Our book-to-bill ratio reached 1.04 in the first quarter of fiscal 2007, compared to 1.13 for the same period last year. In the previous quarter, the net book-to-bill ratio was 0.91. Our 21.0% increase in net accepted orders in the first quarter of fiscal 2007, compared to the same period last year, reflects the impact of the Consultronics acquisition, the increased demand in our test solutions (especially in the Americas and in the Europe-Middle East-Africa (EMEA) region), market-share gains in the telecommunications and life sciences markets as well as the improvement in the telecommunications market environment.

Geographic distribution

For the three months ended November 30, 2006, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 57%, 29% and 14% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 60%, 25% and 15% of global sales, respectively. Although our sales increased in dollars in every geographic area during the first quarter of fiscal 2007, compared to the same period last year, we made greater progress in the EMEA and the Americas markets. Sales to these two markets increased 51.0% and 25.4%, respectively year-over-year.

The significant increase in sales in the EMEA market in the first quarter of fiscal 2007, compared to the same period last year, is mainly due to improved market penetration by both divisions, following our efforts to develop this market in the last several years. Among other things, Tier-1 carriers in EMEA (especially in Europe) have begun migrating their traditional, circuit-switched voice networks to packet-based, IP architectures, which is creating a market demand for our protocol test solutions.

In the Americas, sales to our top customer, who is located in the United States, increased in dollars in the first quarter of fiscal 2007, compared to the same period last year. This customer, along with other leading carriers, have continued their investments in access networks, fuelled by the competitive pressure from cable companies to offer triple-play services (voice, data and video) to end-customers. As well, Consultronics, whose customers are mainly located in the Americas, helped increase our sales to the Americas, year-over-year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended November 30, 2006, our top customer accounted for 13.9% ($4.9 million) of our global sales and our top three customers accounted for 19.5% of our global sales. For the corresponding period last year, the same single customer accounted for 13.2% ($3.6 million) of our global sales and our top three customers accounted for 24.5% of our global sales.

GROSS MARGIN

Gross margin amounted to 57.2% of sales for the three months ended November 30, 2006, compared to 55.4% for the same period last year.

The increase in our gross margin in the first quarter of fiscal 2007, compared to the same period last year, can be explained by the following factors. First, the significant increase in sales year-over-over (31.4%) resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. In addition, during the first quarter of fiscal 2007, our gross margin was positively affected by the increased sales of our protocol test solutions and by the contribution of Consultronics. Protocol and copper-access test solutions tend to have better margins than our optical ones. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. However, the shift in the geographic distribution of our sales in the first quarter of fiscal 2007, compared to the same period last year, resulted in more sales made to the EMEA market (in percentage of total sales), where gross margins tend to be slightly lower than our average. Also, we are facing continued aggressive pricing pressure worldwide. Finally, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars.

Considering the expected sales growth in fiscal 2007, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our tight control on operating costs as well as the full contribution of Consultronics, whose products have slightly higher margins than our existing ones, we expect our gross margin to improve in 2007 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2007.

SELLING AND ADMINISTRATIVE

For the three months ended November 30, 2006, selling and administrative expenses were $11.5 million, or 32.5% of sales, compared to $9.1 million, or 33.5% of sales for the same period last year.

During the first quarter of fiscal 2007, we continued intensifying our sales and marketing activities to develop our markets and leverage the significant research and development investments of the prior years; this resulted in higher sales and marketing expenditures (including number of employees) year-over-year. In addition, in the first quarter of fiscal 2007, Consultronics, which we acquired in January 2006, contributed the whole period to our selling and administrative expenses, and therefore caused these expenses to increase year-over-year. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase, as more than half of these are incurred in Canadian dollars. However, despite increased sales volume year-over-year, our overall commissions expenses decreased in the first quarter of fiscal 2007, compared to the same period last year, due to the shift in the customers and products mix. In fact, during the first quarter of fiscal 2006, we had large orders sold directly to international customers for whom we had to pay commissions to distributors. Finally, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis as a portion of these expenses tend to be fixed.

For fiscal 2007, we expect our selling and administrative expenses to increase in dollars, while remaining in the 30% to 32% range for the whole fiscal year. In particular, in fiscal 2007, we will have the full impact of the acquisition of Consultronics on our selling and administrative expenses. Also, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

For the three months ended November 30, 2006, gross research and development expenses totaled $5.5 million, or 15.5% of sales, compared to $4.0 million, or 14.8% of sales for the same period last year.

The increase in our gross research and development expenses in dollars in the first quarter of fiscal 2007, compared to the same period last year, is mostly due to the contribution of the Consultronics acquisition and the negative impact of the increased strength of the Canadian dollar, compared to the US dollar year-over-year as the majority of these expenses are incurred in Canadian dollars. Over the last few quarters, we intensified our research and development activities, including additional employees, which resulted in more gross research and development expenses in both divisions during the first quarter of fiscal 2007, compared to the same period last year. This also explains the increase in our gross research and development expenses as a percentage of sales year-over-year.

For the three months ended November 30, 2006, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.2 million, or 21.0% of gross research and development expenses, compared to $884,000, or 22.1% of gross research and development expenses for the same period last year.

The increase in dollars of our tax credits and grants in the first quarter of fiscal 2007, compared to the same period last year is directly related to the increase in our gross research and development expenses as we were entitled to the same tax credits and grants programs.

For the first quarter of fiscal 2007, 32.8% of our sales originated from products that have been on the market for two years or less, which is slightly below our stated goal of 35% for fiscal 2007. Over the last few months, our successful FTTx products moved down to the denominator part of the ratio as they have been on the market for more than two years. These products still contributed strongly to our sales in the first quarter of fiscal 2007.

For fiscal 2007, we expect to increase our research and development expenses at the same rate as we grow our sales, given our focus on innovation, our desire to gain market shares and our goal to exceed customer needs and expectations and the full impact of the acquisition of Consultronics. We also intend to increasingly take advantage of talent pools around the world to cost-effectively design innovative test solutions. Finally, any further increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended November 30, 2006, amortization of intangible assets was $882,000, compared to $1.2 million for the same period last year. The decrease in amortization expenses for the first quarter of fiscal 2007, compared to the same period last year, despite the increase in the strength of the Canadian dollar compared to the US dollar year-over-year, and the acquisition of Consultronics, is mainly due to the fact that some of our intangible assets became fully amortized during fiscal 2006 and in the first quarter of 2007; namely, those related to our Life Sciences and Industrial Division and our protocol activities.

INTEREST AND OTHER INCOME

For the three months ended November 30, 2006, interest income amounted to $1.2 million, compared to $555,000 for the same period last year. Most of the increase in our interest income is due to the significant increase in interest rate, which almost doubled year-over-year. Also, the increased strength of the Canadian dollar compared to the US dollar year-over-year contributed to increase our interest income to some extent as they are denominated in Canadian dollars.

FOREIGN EXCHANGE GAIN (LOSS)

For the three months ended November 30, 2006, the foreign exchange gain amounted to $383,000 compared to a foreign exchange loss of $318,000 for the same period last year.

During the first quarter of fiscal 2007, the value of the Canadian dollar decreased compared to the US dollar versus the previous quarter, which resulted in a foreign exchange gain in the first quarter of fiscal 2007.

During the first quarter of fiscal 2006, the value of the Canadian dollar increased compared to the US dollar versus the previous quarter, which resulted in a foreign exchange loss in the first quarter of fiscal 2006.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars. The average value of the Canadian dollar compared to the US dollar in the first quarter of fiscal 2007 was CA$1.1270 = US$1.00 versus CA$1.1794 = $US1.00 during the same period last year, representing an increase of 5% in the value of the Canadian dollar compared to the US dollar.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended November 30, 2006, our income tax expense was $781,000 compared to $565,000 for the same period last year.

Most of the income tax expenses recorded in fiscal 2006 and 2007 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

We record a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once we will have concluded that realization of future income tax assets is more likely than not, which we review on a quarterly basis. Consequently, our income tax rates are distorted compared to statutory rates.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at November 30, 2006, cash and short-term investments consisted of $111.3 million, which remained flat compared to August 31, 2006, while our working capital was at $144.3 million. During the first quarter of fiscal 2007, operating activities generated $3.3 million in cash. In addition, during the same period, we received $1.2 million from the sale of one of our buildings and paid $811,000 for the purchase of property, plant and equipment, for a net positive effect on cash of $417,000 from these investing activities. On the other hand, we recorded an unrealized foreign exchange loss of $3.4 million on our cash and short-term investments in the first quarter of fiscal 2007. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet. This loss resulted solely from the decrease of the value of the Canadian dollar compared to the US dollar versus the previous quarter.

Our short-term investments consist of commercial paper issued by fourteen (nine as of August 31, 2006) quality, high-credit corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets, we have unused available lines of credit of $10.6 million for working capital and other general corporate purposes and an unused line of credit of $11.3 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows provided by operating activities were $3.3 million for the three months ended November 30, 2006, compared to $898,000 for the same period last year. Cash flows provided by operating activities in the first quarter of fiscal 2007 were mainly attributable to the net earnings before items not affecting cash of $6.4 million, offset in part by the negative net change in non-cash operating items of $3.0 million mainly attributable to the increase of our accounts receivable. The timing of our sales within the quarter explains the increase in our accounts receivable as our sales were relatively flat compared to the previous quarter.

Investing Activities

Cash flows used by investing activities were $2.3 million for the three months ended November 30, 2006, compared to cash flows provided of $389,000 for the same period last year. In the first quarter of fiscal 2007, we acquired $2.8 million worth of short-term investments and paid $811,000 for the purchase of property, plant and equipment. On the other hand, during the same period, we received $1.2 million following the sale of one of our buildings located in Rochester, NY. For the corresponding period last year, we disposed of $1.0 million worth of short-term investments and paid $635,000 for the purchase of property, plant and equipment.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at November 30, 2006, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2006 to August 2007	$27,100,000	1.1598
September 2007 to June 2009	$31,800,000	1.1232

As at November 30, 2006, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $2.8 million ($5.5 million as at August 31, 2006). The decrease in the unrecognized gain in the first quarter of fiscal 2007, compared to the previous quarter is mainly due to the sequential decrease in the value of the Canadian dollar compared to the US dollar.

CONTINGENCY

As discussed in note 5 to our interim consolidated financial statements, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.

In June 2003, a committee of the EXFO’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXFO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO’s insurance carriers.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court.

The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of "focus cases" rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.  Because the company's settlement with the plaintiffs involves the certification of the case as a class action as part of the approval process, the impact of the Court of Appeals' ruling on the company's settlement is unclear.

If the court determines that the settlement is fair to the class members, and that the settlement classes can be certified, the settlement will be approved. The settlement provides that, if the plaintiffs do not obtain any recovery from the underwriter defendants, the members of the class action would receive an amount not expected to exceed $2,507,678. Any direct financial impact plus any legal fees are expected to be borne by EXFO’s insurance carriers. However, there can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, EXFO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at November 30, 2006.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share Capital

As at January 5, 2007, EXFO had 37,143,000 multiple voting shares outstanding, entitling to ten votes each and 31,655,083 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,834,869 as at November 30, 2006. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 30, 2006:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	8%	$9.05
Board of Directors (five individuals)	194,375	8%	$6.23
Management and Corporate Officers (eight individuals)	313,836	13%	$15.42

	687,853	29%	$11.16

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	59,913	14%
Management and Corporate Officers (ten individuals)	255,616	60%

	315,529	74%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	49,413	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at November 30, 2006, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at November 30, 2006, our letters of guarantee amounted to $2.1 million; these letters of guarantee expire at various dates through fiscal 2010 and the full amount was reserved from one of our lines of credit. Our forward exchange contracts are described above.

VARIABLE INTEREST ENTITY

As at November 30, 2006, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, caused our operating expenses and our foreign exchange loss to increase. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Also, while strategic acquisitions, like those we have made in the past, the recent acquisition of Consultronics and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by fourteen quality, high-credit corporations and trusts. Our cash and forward exchange contracts are held with or issued by quality high-credit financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Q1-FY07	Q4-FY06	Q3-FY06	Q2-FY06

Sales	$35,547	$35,733	$35,410	$30,066
Cost of sales	$15,229	$16,318	$15,453	$13,440
Gross margin	$20,318	$19,415	$19,957	$16,626
Earnings from operations	$2,759	$2,363	$3,608	$1,408
Net earnings	$3,533	$2,910	$3,504	$1,366
Basic and diluted net earnings per share	$0.05	$0.04	$0.05	$0.02

	Q1-FY06	Q4-FY05	Q3-FY05		Q2-FY05

Sales	$27,044	$26,304		$26,180		$23,135
Cost of sales	$12,064	$11,925		$11,478		$10,431
Gross margin	$14,980	$14,379		$14,702		$12,704
Earnings (loss) from operations	$683	$811		$509		$(182)
Net earnings	$355	$454		$276		$9
Basic and diluted net earnings per share	$0.01	$0.01	$	−	$	−